Exhibit 99.4

Third Quarter 2019

Message from the Chair of the Board and the President and Chief Executive Officer

Third quarter	For the three months ended September 30, 2019, Hydro-Québec’s net income reached $205 million, compared to $309 million for the same period of 2018.

On markets outside Québec, Hydro-Québec Production’s net electricity export volume remained strong, totaling 10.1 TWh. However, earnings from net exports were lower than in the third quarter of 2018, mainly because of market conditions, which were marked by low prices partly attributable to the fact that temperatures were not as hot as last year. The impact of these conditions was nonetheless mitigated by the positive effect of the company’s risk management strategy.

On the Québec market, electricity demand was higher than anticipated in most customer segments, but to a lesser extent than in the corresponding period of 2018, resulting in a negative variance.

Summary of results for the first three quarters

For the first nine months of 2019, Hydro-Québec posted net income of $2,243 million, compared to $2,576 million a year earlier.

It should be recalled that, in June 2018, Hydro-Québec recorded a non-recurring gain of $277-million on the sale of an equity interest in its subsidiary TM4. In addition, in the second quarter of 2019, the company recognized a $46-million charge resulting from the writeoff of certain costs related to the Northern Pass Transmission (NPT) project. This project, which involved the construction of a transmission line in New Hampshire to export electricity to Massachusetts, was permanently shelved by the company’s U.S. partner. Instead, Massachusetts chose another Hydro-Québec project, New England Clean Energy Connect (NECEC), which runs through Maine.

Excluding these two items, net income for the first nine months is comparable to last year’s corresponding figure.

On the Québec market, electricity supplies provided by Hydro-Québec Production to Hydro-Québec Distribution increased by $120 million compared to the same period in 2018. This growth is due to higher baseload demand in most customer segments as well as the impact of temperatures, which were colder in winter 2019 than in the previous winter.

On markets outside Québec, Hydro-Québec Production’s net electricity exports decreased by $80 million to $1,155 million, primarily because demand was lower on export markets during the second quarter as a result of temperature variances. Net export volume therefore totaled 26.5 TWh for the first three quarters of 2019, or 2.3 TWh less than the record set in 2018. It has nonetheless remained above 25 TWh for a third consecutive year. The impact of the volume decrease was mitigated by an increase in the average price obtained, mainly on account of the positive effect of the company’s risk management strategy.

Overall, greater needs in Québec during the winter propelled Hydro-Québec’s net sales volume across all its markets to a historic high for the first three quarters, namely 153.9 TWh.

Consolidated results for the first three quarters

Revenue totaled $10,337 million, compared to $10,699 million for the first three quarters of 2018. Revenue from ordinary activities was $10,384 million, an increase of $134 million due to a $190-million rise in electricity sales. In Québec, these amounted to $9,071 million, or $335 million more than in 2018, partly on account of temperature variances, which led to an increase of 1.7 TWh or $153 million, as well as higher baseload demand in most customer segments. Revenue from electricity sales on markets outside Québec was $1,205 million, compared to $1,350 million a year earlier. Revenue from other activities decreased by $496 million, mainly because of the impact of the recognition, in 2018, of the non-recurring gain related to the partial sale of TM4.

Total expenditure amounted to $6,105 million, a decrease of $45 million compared to $6,150 million in the same period in 2018. Through tight control of operational expenditure, Hydro-Québec was able to absorb the higher costs resulting from inflation and salary indexing.

Financial expenses totaled $1,989 million in 2019, which is comparable to the $1,973 million recognized a year earlier.

Segmented results for the first three quarters

Generation

Hydro-Québec Production posted net income of $1,547 million, a $59-million increase compared to $1,488 million in the first nine months of 2018. Electricity supplies provided to Hydro-Québec Distribution rose by $120 million because of the higher volume of electricity sales in Québec. Net electricity exports decreased by $80 million, primarily on account of the 2.3-TWh reduction in volume.

Transmission

Hydro-Québec TransÉnergie’s net income was $492 million, comparable to the $511 million posted in the corresponding period of 2018.

Distribution

Hydro-Québec Distribution recorded net income of $244 million, compared to $308 million in the same period in 2018. On the one hand, revenue grew by $84 million over last year. This growth is largely due to an increase in revenue from electricity sales in Québec, which itself is the result of colder temperatures in winter 2019 and higher baseload demand in most customer segments. On the other hand, electricity purchases and the related transmission costs increased by $224 million. More specifically, supplies from Hydro-Québec Production rose by $120 million, while electricity purchases from third parties rose by $53 million, essentially because of an increase in wind power purchases. Depreciation and amortization expense decreased by $63 million.

Page 2	Third Quarter 2019

Construction

The Construction segment includes activities related to the design and execution of construction and refurbishment projects involving power generation and transmission facilities, essentially for Hydro-Québec Production and Hydro-Québec TransÉnergie. These projects are carried out by Hydro-Québec Innovation, équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

The volume of activity in this segment totaled $1,502 million, compared to $1,456 million a year earlier. Projects under way for Hydro-Québec Production mainly include construction of the Romaine hydroelectric complex and the refurbishment of various structures at Robert-Bourassa generating station. Work in progress for Hydro-Québec TransÉnergie includes connecting the Romaine complex to the grid and also stems from continued investment in asset reliability and sustainment. In addition, Hydro-Québec Innovation, équipement et services partagés completed the 735-kV Chamouchouane–Bout-de-l’Île project in the second quarter of 2019.

Investment	In the first nine months of 2019, Hydro-Québec invested $2,458 million in property, plant and equipment and intangible assets, compared to $2,376 million a year earlier.

Hydro-Québec Production allotted a large portion of its investments to ongoing work at the Romaine-4 jobsite, in the Minganie region. At the same time, it continued investing to ensure the long-term operability of its generating facilities and optimize their output. For instance, refurbishment is under way at Robert-Bourassa, Rapide-Blanc and Beauharnois generating stations.

Hydro-Québec TransÉnergie allocated part of its investments to erecting transmission lines, in particular 420 km of lines to connect Chamouchouane substation, in the Saguenay–Lac-Saint-Jean region, to the Montréal metropolitan loop as part of the 735-kV Chamouchouane–Bout-de-l’Île project. Thanks to this project, the division is now able to meet growing demand in southern Québec while ensuring the reliability of the entire grid. The facilities were inaugurated in July 2019. In addition, Hydro-Québec TransÉnergie continued work to bring the Romaine complex onto the grid and to build Patriotes substation in the Basses-Laurentides region. It also pursued upgrading and modernization projects to ensure the reliability and long-term operability of its assets and enhance service quality. Some examples of this include replacing the transmission grid control and special protection systems, as well as ongoing work on the architecture development plan for the 315-kV system on the island of Montréal.

Hydro-Québec Distribution made further investments to better meet customer needs, including connecting the Côte-Nord communities of La Romaine and Unamen Shipu, currently served by an off-grid system. The division is also pursuing projects to maintain and improve the quality of its facilities, such as replacing the distribution grid control system.

Third Quarter 2019	Page 3

Financing	During the third quarter, Hydro-Québec made two fixed-rate bond issues on the Canadian capital market, at an average cost of 2.31%. These bonds, which will mature in 2055, raised $1.4 billion.

Since the beginning of 2019, financing activities have generated $3.3 billion. The proceeds were used to support part of the investment program and to reimburse maturing debt.

Jacynthe Côté	Éric Martel

Chair of the Board	President and Chief Executive Officer

November 15, 2019

Page 4	Third Quarter 2019

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2019	2018	2019	2018

Revenue	11	2,765	2,901	10,337	10,699

Expenditure

Operations		674	649	2,070	2,063

Other components of employee future benefit cost	8	(139)	(85)	(418)	(255)

Electricity and fuel purchases		445	444	1,637	1,566

Depreciation and amortization	4	658	659	1,981	1,963

Taxes		260	264	835	813
		1,898	1,931	6,105	6,150

Income before financial expenses		867	970	4,232	4,549

Financial expenses	5	662	661	1,989	1,973

Net income		205	309	2,243	2,576

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2019	2018	2019	2018

Net income		205	309	2,243	2,576

Other comprehensive income	9

Net change in items designated as cash flow hedges	6	57	3	82	73

Net change in employee future benefits		11	30	34	89

Translation differences in financial statements of foreign operations		–	(1)	(1)	1
		68	32	115	163

Comprehensive income		273	341	2,358	2,739

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2019	Page 5

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	Notes	As at September 30, 2019	As at December 31, 2018

ASSETS
Current assets

Cash and cash equivalents		3,743	1,335

Short-term investments		2,677	884

Accounts receivable and other receivables		2,018	2,713

Derivative instruments	6	58	72

Regulatory assets		257	203

Materials, fuel and supplies		284	264
		9,037	5,471

Property, plant and equipment		65,532	64,966

Intangible assets		896	877

Investments		1,118	1,022

Derivative instruments	6	49	121

Regulatory assets		3,709	3,863

Other assets		891	669

		81,232	76,989

LIABILITIES
Current liabilities

Borrowings		2,688	8

Accounts payable and accrued liabilities		1,950	2,135

Dividend payable		–	2,394

Accrued interest		502	914

Asset retirement obligations		67	62

Derivative instruments	6	17	80

Regulatory liabilities		535	80

Current portion of long-term debt	6	4,409	3,151
		10,168	8,824

Long-term debt	6	43,953	42,910

Asset retirement obligations		815	811

Derivative instruments	6	8	28

Regulatory liabilities		417	714

Other liabilities		2,028	2,219

Perpetual debt	6	266	274
		57,655	55,780

EQUITY

Share capital		4,374	4,374

Retained earnings		20,994	18,741

Accumulated other comprehensive income	9	(1,791)	(1,906)
		23,577	21,209

		81,232	76,989

Contingencies	10

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté
Chair of the Audit Committee	Chair of the Board

Page 6	Third Quarter 2019

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In millions of Canadian dollars (unaudited)				Nine months ended September 30

	Notes	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2018		4,374	18,741	(1,906)	21,209

Adjustments related to a change in accounting policy	2	–	10	–	10

Net income		–	2,243	–	2,243

Other comprehensive income	9	–	–	115	115

Balance as at September 30, 2019		4,374	20,994	(1,791)	23,577

Balance as at December 31, 2017		4,374	17,972	(2,591)	19,755

Adjustments related to a change in accounting policy		–	(29)	(2)	(31)

Net income		–	2,576	–	2,576

Other comprehensive income	9	–	–	163	163

Balance as at September 30, 2018		4,374	20,519	(2,430)	22,463

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2019	Page 7

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2019	2018	2019	2018

Operating activities

Net income		205	309	2,243	2,576

Adjustments to determine net cash flows from operating activities

Depreciation and amortization	4	658	659	1,981	1,963

Amortization of premiums, discounts and issue expenses related to debt securities		53	51	157	150

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(100)	(29)	(323)	(116)

Gain on partial sale of a subsidiary		–	–	–	(277)

Other		35	18	144	124

Regulatory assets and liabilities		52	(2)	58	(203)

Change in non-cash working capital items	7	(117)	(190)	(7)	(458)
		786	816	4,253	3,759

Investing activities

Additions to property, plant and equipment		(915)	(847)	(2,364)	(2,306)

Additions to intangible assets		(30)	(20)	(94)	(70)

Partial sale of a subsidiary, net of cash transferred		–	–	–	160

Net change in short-term investments and sinking fund		(926)	(135)	(1,760)	159

Other		(69)	16	(65)	28
		(1,940)	(986)	(4,283)	(2,029)

Financing activities

Issuance of long-term debt		1,268	1,238	3,039	1,828

Repayment of long-term debt		(71)	(1,166)	(1,133)	(1,209)

Cash receipts arising from credit risk management		889	699	2,363	2,631

Cash payments arising from credit risk management		(533)	(923)	(2,072)	(2,609)

Net change in borrowings		(1,186)	115	2,632	1,556

Dividend paid		–	–	(2,394)	(2,135)

Other		(2)	3	8	14
		365	(34)	2,443	76

Foreign currency effect on cash and cash equivalents		6	(5)	(5)	3

Net change in cash and cash equivalents		(783)	(209)	2,408	1,809

Cash and cash equivalents, beginning of period		4,526	2,555	1,335	537

Cash and cash equivalents, end of period		3,743	2,346	3,743	2,346

Supplementary cash flow information	7

The accompanying notes are an integral part of the consolidated financial statements.

Page 8	Third Quarter 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and nine-month periods ended September 30, 2019 and 2018

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2018.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2018, except for the recent changes as presented in Note 2, Changes to Accounting Policies.

Management is of the opinion that these quarterly consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro-Québec.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until November 15, 2019, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2	Changes to Accounting Policies

RECENT CHANGES

Leases

On January 1, 2019, Hydro-Québec adopted Accounting Standards Codification (“ASC”) 842, Leases, issued by the Financial Accounting Standards Board (the “FASB”) to replace ASC 840, Leases. The new standard provides guidance on lease definition, recognition, measurement, presentation and disclosure, and requires, in particular, the recognition of assets and liabilities by lessees for all operating and finance leases with a term of more than 12 months.

ASC 842 was applied on a modified retrospective basis to leases in effect on January 1, 2019. Hydro-Québec opted for the transition method allowing the cumulative effect of initially applying ASC 842 to be recognized as an adjustment to the opening balance of retained earnings as at the adoption date of the standard, without restatement of comparative data. It also applied the three practical expedients to not reassess the existence and classification of leases, nor the treatment of capitalized initial direct costs, as well as the practical expedient to not evaluate easement agreements that were not previously accounted for as leases. As at January 1, 2019, the adoption of ASC 842 led to the recognition of operating lease assets and liabilities on the balance sheet, which translated into an increase of $200 million in other assets, of $27 million in accounts payable and accrued liabilities, and of $173 million in other liabilities. It also led to a $10-million decrease in regulatory liabilities and a $10-million increase in retained earnings, corresponding to the reversal of a deferred gain on a sale and leaseback transaction, as required by the ASC 842 transitional provisions.

STANDARDS ISSUED BUT NOT YET ADOPTED

Financial instruments

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value through net income. It will be applied on a modified retrospective basis to the financial statements for interim and annual periods beginning on or after January 1, 2021. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Third Quarter 2019	Page 9

Note 3	Regulation

DISTRIBUTION

In decisions D-2019-027 of March 5, 2019, and D-2019-037 of March 22, 2019, the Régie de l’énergie (the “Régie”) authorized an increase of 0.9% in all Hydro-Québec electricity rates except Rate L, for which the increase was set at 0.3%. The new rates are effective as of April 1, 2019. The authorized return on the rate base was set at 7.13%, assuming a capitalization with 35% equity.

The Régie also allowed the Distributor to reduce the amortization period to two years for revenue variances related to climate conditions.

In addition, the Régie approved the amortization terms and conditions related to the deferral and variance account (“DVA”) for the $18-million total gain from the disposal of a property in a sale and leaseback transaction in 2018, which was recognized as a regulatory liability as at December 31, 2018. More specifically, it authorized the Distributor to include in its 2019–2020 rates an amount of $8 million for the gain realized on the disposal of the property, and to recognize a $10-million deferred gain in retained earnings as at January 1, 2019, in accordance with the ASC 842 transitional provisions for sale and leaseback transactions.

Lastly, the Régie authorized the Distributor to create a non-rate-base, interest-bearing DVA to record the impact of the 2018 revision of the useful life of overhead transformers, and to include the total $31-million credit balance of this DVA in its 2019–2020 rates.

In decision D-2019-088 of July 30, 2019, the Régie authorized the Distributor to create a non-rate-base, interest-bearing DVA to record variances between the actual amounts of operational expenditure, amortization, and return on the rate base associated with energy efficiency initiatives and the amounts forecast in the rate filings. As at September 30, 2019, a credit amount of $1 million had been recognized in this account.

TRANSMISSION

In decisions D-2019-047 of April 12, 2019, and D-2019-058 of May 14, 2019, the Régie set Hydro-Québec’s power transmission rates for 2019. The authorized return on the rate base was set at 7.05%, assuming a capitalization with 30% equity.

In decision D-2019-100 of August 21, 2019, the Régie authorized the Transmission Provider to create a non-rate-base, interest-bearing DVA to record the costs incurred from the abandonment of work on a compensator in a refurbishment project at Manicouagan substation. As at September 30, 2019, $22 million had been recognized in this account.

PROJECT INVOLVING THE REPLACEMENT OF POWER GRID CONTROL SYSTEMS

In decision D-2019-042 of April 2, 2019, the Régie authorized the Transmission Provider and the Distributor to each create a provisional, non-rate-base, interest-bearing DVA to record certain costs incurred during the draft designs for replacing power transmission and distribution grid control systems. As at September 30, 2019, no amount had been recognized in this account by the Transmission Provider or the Distributor.

Note 4	Depreciation and Amortization

	Three months ended September 30		Nine months ended September 30

	2019	2018	2019	2018

Property, plant and equipment	578	559	1,742	1,715

Intangible assets	26	27	77	87

Regulatory assets and liabilities	18	62	77	145

Retirement of capital assets	36	11	85	16
	658	659	1,981	1,963

Page 10	Third Quarter 2019

Note 5	Financial Expenses

	Three months ended September 30		Nine months ended September 30

	2019	2018	2019	2018

Interest on debt securities	692	673	2,046	1,993

Net exchange (gain) loss	(2)	2	5	(4)

Guarantee fees related to debt securities[a]	55	54	165	161
	745	729	2,216	2,150
Less

Capitalized financial expenses	48	48	137	127

Net investment income	35	20	90	50
	83	68	227	177
	662	661	1,989	1,973

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 6	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

MANAGEMENT OF LONG-TERM RISK

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses forward contracts and currency swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as forward contracts and interest rate swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table shows the notional amounts, expressed in Canadian dollars and foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at September 30, 2019[a]	As at December 31, 2018[a]

Forward contracts

Canadian dollars	(1,540)	(1,000)

U.S. dollars	203	204

Swaps

Canadian dollars	(6,927)	(6,844)

U.S. dollars	5,730	5,730

a)	Figures in parentheses represent amounts to be paid.

Third Quarter 2019	Page 11

Note 6            Financial Instruments (continued)

MANAGEMENT OF SHORT-TERM RISK

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity and fuel purchases, or Financial expenses. In this context, Hydro-Québec has traded foreign currency sales and purchase contracts for which open positions as at September 30, 2019, totaled a notional amount of US$1,144 million and US$2,010 million, respectively (US$1,800 million for sales contracts and nil for purchase contracts as at December 31, 2018).

Interest rate risk – Hydro-Québec uses forward contracts and interest rate swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line items affected by the hedged item, namely Revenue or Electricity and fuel purchases. In this context, Hydro-Québec has traded electricity futures and swaps for which open positions as at September 30, 2019, totaled 22.8 TWh (23.2 TWh as at December 31, 2018), natural gas futures for which open positions as at September 30, 2019, totaled 0.9 million MMBtu (0.4 million MMBtu as at December 31, 2018), petroleum product swaps for which open positions as at September 30, 2019, totaled 23.2 million litres (9.1 million litres as at December 31, 2018), as well as aluminum swaps for which open positions as at September 30, 2019, totaled 148,900 tonnes (240,825 tonnes as at December 31, 2018).

FAIR VALUE

FAIR VALUE OF DERIVATIVE INSTRUMENTS

The following tables present the fair value of derivative instruments by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

			As at September 30, 2019

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]

Assets

Contracts – Currency risk	–	1,222	18	1,240

Contracts – Interest rate risk	490	20	–	510

Contracts – Price risk	–	93	76	169

	490	1,335	94	1,919

Liabilities

Contracts – Currency risk	–	(73)	(207)	(280)

Contracts – Interest rate risk	–	(3)	(2)	(5)

Contracts – Price risk	–	(17)	(9)	(26)

	–	(93)	(218)	(311)

Total	490	1,242	(124)	1,608

Page 12	Third Quarter 2019

Note 6            Financial Instruments (continued)

			As at December 31, 2018

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]

Assets

Contracts – Currency risk	–	1,280	14	1,294

Contracts – Interest rate risk	372	2	–	374

Contracts – Price risk	–	159	49	208

	372	1,441	63	1,876

Liabilities

Contracts – Currency risk	–	(162)	(116)	(278)

Contracts – Interest rate risk	–	(55)	–	(55)

Contracts – Price risk	–	(104)	(13)	(117)

	–	(321)	(129)	(450)

Total	372	1,120	(66)	1,426

a)

These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at September 30, 2019, $(199) million was in consideration of amounts received or disbursed [$(116) million as at December 31, 2018] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

The impact of offsetting derivative instruments is presented in the table below:

	As at September 30, 2019				As at December 31, 2018

	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet

Assets

Current	165	(20)	(87)	58	217	(97)	(48)	72

Long-term	1,754	(266)	(1,439)	49	1,659	(215)	(1,323)	121

	1,919	(286)	(1,526)	107	1,876	(312)	(1,371)	193

Liabilities

Current	(230)	213	–	(17)	(350)	240	30	(80)

Long-term	(81)	73	–	(8)	(100)	72	–	(28)

	(311)	286	–	(25)	(450)	312	30	(108)

Total	1,608	–	(1,526)	82	1,426	–	(1,341)	85

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (“ISDA”) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at September 30, 2019, no amount receivable from clearing agents in consideration of net cash payments was included in Accounts receivable and other receivables ($129 million as at December 31, 2018), while $35 million payable to clearing agents in consideration of net cash receipts was included in Accounts payable and accrued liabilities ($10 million as at December 31, 2018).

Third Quarter 2019	Page 13

Note 6            Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

				Three months ended September 30, 2019

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	(234)	(78)[a]	(46)

Contracts – Interest rate risk	(16)	43	2[b]	–

Contracts – Price risk	–	(1)	(59)[c]	(6)
	(16)[b,d]	(192)	(135)[d]	(52)[d,e]

Impact of hedged items on results	18		135	42

				Three months ended September 30, 2018

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	124	137[a]	12

Contracts – Interest rate risk	61	(29)	1[b]	(1)

Contracts – Price risk	–	64	24[c]	14
	61[b,d]	159	162[d]	25[d,e]

Impact of hedged items on results	(59)		(163)	(16)

a)	In 2019, $11 million was recognized in Revenue ($12 million in 2018), and $(89) million in Financial expenses ($125 million in 2018).

b)	These amounts were recognized in Financial expenses.

c)	These amounts were recognized in Revenue.

d)

In 2019, the line items Revenue, Electricity and fuel purchases, and Financial expenses totaled $2,765 million, $445 million and $662 million, respectively ($2,901 million, $444 million and $661 million in 2018).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2019, $(10) million was recognized in Revenue ($9 million in 2018), $6 million in Electricity and fuel purchases ($2 million in 2018), and $(48) million in Financial expenses ($14 million in 2018).

Page 14	Third Quarter 2019

Note 6            Financial Instruments (continued)

				Nine months ended September 30, 2019

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	3	256[a]	14

Contracts – Interest rate risk	(129)	196	4[b]	2

Contracts – Price risk	–	(226)	(205)[c]	(38)
	(129)[b,d]	(27)	55[d]	(22)[d,e]

Impact of hedged items on results	133		(72)	(32)

				Nine months ended September 30, 2018

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	(122)	(234)[a]	(80)

Contracts – Interest rate risk	99	(6)	3[b]	1

Contracts – Price risk	–	(35)	141[c]	14
	99[b,d]	(163)	(90)[d]	(65)[d,e]

Impact of hedged items on results	(94)		100	76

a)	In 2019, $32 million was recognized in Revenue ($2 million in 2018), and $224 million in Financial expenses [$(236) million in 2018].

b)	These amounts were recognized in Financial expenses.

c)	These amounts were recognized in Revenue.

d)

In 2019, the line items Revenue, Electricity and fuel purchases, and Financial expenses totaled $10,337 million, $1,637 million and $1,989 million, respectively ($10,699 million, $1,566 million and $1,973 million in 2018).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2019, $(48) million was recognized in Revenue ($25 million in 2018), $10 million in Electricity and fuel purchases [$(10) million in 2018], and $16 million in Financial expenses [$(80) million in 2018].

Third Quarter 2019	Page 15

Note 6            Financial Instruments (continued)

During the first nine months of 2019, Hydro-Québec reclassified a net gain of $17 million from Accumulated other comprehensive income to results after having discontinued cash flow hedges (net loss of $10 million for the first nine months of 2018).

As at September 30, 2019, the net gain presented in Accumulated other comprehensive income that would be reclassified to results in the next 12 months was estimated at $48 million (net loss of $24 million as at September 30, 2018).

As at September 30, 2019 and 2018, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was three years.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except in the case of the items presented in the table below:

	As at September 30, 2019			As at December 31, 2018

	Carrying amount		Fair value	Carrying amount		Fair value

Long-term debt[a]	46,362	[b]	67,637	46,061	[b]	59,876
Perpetual debt	266		230	274		252

a)	Including the current portion.

b)

Including an amount of $1,999 million as at September 30, 2019 ($2,000 million as at December 31, 2018) for debts subject to a fair value hedge, which resulted in an adjustment of $478 million ($350 million as at December 31, 2018) in connection with the hedged risk for existing hedging relationships and of $(89) million [$(94) million as at December 31, 2018] for discontinued relationships.

ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As at September 30, 2019, accounts receivable and other receivables included $1,556 million ($2,124 million as at December 31, 2018) from contracts with customers, of which unbilled electricity deliveries totaled $679 million ($1,390 million as at December 31, 2018).

Note 7	Supplementary Cash Flow Information

	Three months ended September 30		Nine months ended September 30

	2019	2018	2019	2018

Change in non-cash working capital items

Accounts receivable and other receivables	480	270	680	410

Materials, fuel and supplies	(15)	(13)	(20)	(25)

Accounts payable and accrued liabilities	(162)	(30)	(228)	(416)

Accrued interest	(420)	(417)	(439)	(427)
	(117)	(190)	(7)	(458)

Activities not affecting cash

Increase in property, plant and equipment and intangible assets	13	17	42	49

Increase in operating lease assets and liabilities	13	–	37	–
	26	17	79	49

Interest paid	952	935	2,044	2,030

Page 16	Third Quarter 2019

Note 8	Employee Future Benefits

			Three months ended September 30

	Pension Plan		Other plans

	2019	2018	2019	2018

Current service cost	108	127	11	12
Other components of employee future benefit cost

Interest on obligations	227	209	13	13

Expected return on plan assets	(405)	(383)	(1)	(1)

Amortization of net actuarial loss	23	69	4	7

Amortization of past service costs (credits)	1	2	(1)	(1)
	(154)	(103)	15	18

Net (credit) cost recognized	(46)	24	26	30

			Nine months ended September 30

	Pension Plan		Other plans

	2019	2018	2019	2018

Current service cost	323	379	33	36
Other components of employee future benefit cost

Interest on obligations	680	627	39	39

Expected return on plan assets	(1,217)	(1,149)	(2)	(3)

Amortization of net actuarial loss	68	207	12	22

Amortization of past service costs (credits)	5	5	(3)	(3)
	(464)	(310)	46	55

Net (credit) cost recognized	(141)	69	79	91

Third Quarter 2019	Page 17

Note 9	Accumulated Other Comprehensive Income

			Nine months ended September 30, 2019

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance as at December 31, 2018	(193)	(1,717)	4	(1,906)

Other comprehensive income before reclassifications	27	–	(1)	26
Amounts reclassified to results	55	34	–	89

Other comprehensive income	82	34[a]	(1)	115

Balance as at September 30, 2019	(111)	(1,683)	3	(1,791)

			Nine months ended September 30, 2018

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income
Balance as at December 31, 2017	(406)	(2,186)	1	(2,591)
Adjustments related to the adoption of a change in accounting policy	(2)	–	–	(2)

	(408)	(2,186)	1	(2,593)

Other comprehensive income before reclassifications	163	–	1	164
Amounts reclassified to results	(90)	89	–	(1)

Other comprehensive income	73	89[a]	1	163

Balance as at September 30, 2018	(335)	(2,097)	2	(2,430)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(48) million as at September 30, 2019 [$(142) million as at September 30, 2018].

Page 18	Third Quarter 2019

Note 10	Contingencies

GUARANTEES

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at September 30, 2019, the amortized cost of the long-term debts concerned was $3,308 million ($3,314 million as at December 31, 2018).

LITIGATION

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated results or financial position.

Among other ongoing actions, some Indigenous communities have instituted proceedings against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innus of Uashat mak Mani-Utenam are demanding $1.5 billion in damages resulting from various activities carried out on land they claim as their own. Hydro-Québec is challenging the legitimacy of these claims.

As well, in November 2006, the Innus of Pessamit reactivated a case instituted in 1998 aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities belonging to the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the legitimacy of this claim.

Note 11	Segmented Information

The following tables present information on segment results and assets:

	Three months ended September 30, 2019

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue

External customers	407	3	2,349	–	6	–	2,765[a]

Intersegment customers	951	869	19	624	445	(2,908)	–

Net income (loss)	266	150	(198)	–	(13)	–	205

	Three months ended September 30, 2018

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue

External customers	457	30	2,402	–	12	–	2,901[a]

Intersegment customers	948	853	19	598	456	(2,874)	–

Net income (loss)	302	166	(167)	–	8	–	309

a)

Including $(22) million from sources other than contracts with customers ($23 million in 2018), of which $(7) million relates to alternative revenue programs involving certain regulatory assets and liabilities [$(53) million in 2018].

Third Quarter 2019	Page 19

Note 11            Segmented Information (continued)

	Nine months ended September 30, 2019

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue

External customers	1,329	33	8,962	–	13	–	10,337[a]

Intersegment customers	3,663	2,587	61	1,502	1,344	(9,157)	–

Net income (loss)	1,547	492	244	–	(40)	–	2,243

Total assets as at September 30, 2019	33,273	23,589	13,612	39	10,882	(163)	81,232

	Nine months ended September 30, 2018

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue

External customers	1,402	103	8,879	–	315	–	10,699[a]

Intersegment customers	3,540	2,547	60	1,456	1,353	(8,956)	–

Net income	1,488	511	308	–	269	–	2,576

Total assets as at September 30, 2018	32,937	23,105	13,370	42	8,413	(157)	77,710

a)

Including $(47) million from sources other than contracts with customers ($449 million in 2018), of which $(18) million relates to alternative revenue programs involving certain regulatory assets and liabilities [$(25) million in 2018].

Note 12	Comparative Information

Some corresponding period data of the prior year have been reclassified to conform to the presentation adopted in the current periods.

Page 20	Third Quarter 2019

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended September 30				Nine months ended September 30

Summary of Results	2019	2018	Change (%)		2019	2018	Change (%)

Revenue	2,765	2,901	4.7	i	10,337	10,699	3.4	i

Expenditure	1,898	1,931	1.7	i	6,105	6,150	0.7	i

Financial expenses	662	661	0.2	h	1,989	1,973	0.8	h

Net income	205	309	33.7	i	2,243	2,576	12.9	i

Third Quarter 2019	Page 21

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